UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TGP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Glendale Road

(No. and Street)

Summit	NJ	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Tammaro   732-245-0657

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard, Rosen & Co., P.C.

(Name – if individual, state last, first, middle name)

15 Maiden Lane	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Tammaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TGP Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

3/18/17

Title

Notary Public

Paul G. Bulger Jr.
Notary Public of New Jersey
ID# 2415220
My Commission Expires 12/6/2021

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TGP SECURITIES
FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

(212) 227-1115
FAX (212) 267-0988

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Report of Independent Registered Public Accounting Firm

The Shareholders
TGP Securities, Inc.

We have audited the accompanying statement of financial condition of TGP Securities, Inc. as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of TGP Securities, Inc's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TGP Securities, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
March 15, 2017

TGP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	26,402
Total assets	$	26,402

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:

Accounts payable and accrued expenses	$	12,570
Total liabilities		12,570

Commitments and Contingencies
Shareholders' equity (Note 4)

Capital stock		10
Additional paid-in capital		208,643
Retained (deficit)		(194,821)
Total shareholders' equity		13,832
Total liabilities and shareholders' equity	$	26,402

Note 1 -   **Nature of Business**

TGP Securities, Inc. (The "Company") operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to provide private placement of securities, mergers, acquisitions, and other financial advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

Under its membership agreement with FINRA, and, pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3, under the Securities Exchange Act of 1934, pertaining to the possession or control of customer assets and reserve requirements.

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

b)   *Income Taxes*

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

c)   *Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 -   **Income Taxes**

The Company has available at December 31, 2016 unused operating loss carry-forwards of approximately $116,000 which may be applied against future taxable income, resulting in a deferred tax asset of approximately $17,400 that expires from 2032-2036. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 4 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the Company had net capital of $13,832 which was $8,832 in excess of its required net capital of $5,000. The Company's net capital ratio was 90.88%.

Note 5 –   **Exemption from Rule 15c3-3**

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of its customers.

Note 6 –   **Commitments and Contingencies**

The Company and its officers were named in a legal action in the normal course of its business activities. A former client is seeking a return of $100,000 of fees paid, plus $200,000 in exemplary damages. Based upon the opinion of Counsel, the lawsuit has no merit, and believes that the Courts will dismiss it. In addition, the Company plans to file a counterclaim for fees owed of $100,000.

Note 7 –   **Subsequent Events**

The Company has performed an evaluation of events that have occurred
subsequently to December 31, 2016, and through March 15, 2016, the date of the
filing of this report. There have been no material subsequent events that occurred
during such period that would require disclosure in this report or would be
required to be recognized in the consolidated financial statements as of
December 31, 2016.

A copy of the Firm's Statement of Financial Condition as of December 31, 2016, pursuant to SEC Rule
17a-5, is available for examination at the Firm's office and at the regional office of the SEC